SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934*

BioFuel Energy Corp.

(Name of Company)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09064Y109

(CUSIP Number of Class of Securities)

Daniel S. Loeb
Third Point LLC
390 Park Avenue
New York, NY 10022
(212) 224-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

February 4, 2011

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09064Y109	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,168,716
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,168,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,168,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 09064Y109	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 790,508
	8	SHARED VOTING POWER 20,168,716
	9	SOLE DISPOSITIVE POWER 790,508
	10	SHARED DISPOSITIVE POWER 20,168,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,959,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 09064Y109	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Third Point Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,398,814
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,398,814
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,398,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 09064Y109	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Third Point Partners Qualified LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,590,037
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,590,037
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,590,037
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON* PN

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed with respect to the Class A common stock, par value $0.01 per share (the “Common Stock”), of BioFuel Energy Corp., a Delaware corporation (the "Issuer"), to amend the Schedule 13D filed on June 25, 2007 (as amended by Amendment No. 1 thereto filed on December 31, 2008, Amendment No. 2 thereto filed on April 3, 2009, Amendment No. 3 thereto filed on September 28, 2010, Amendment No. 4 thereto filed on December 20, 2010 and this Amendment No. 5, the “Schedule 13D”).  This Amendment No. 5 is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company"), Daniel S. Loeb, an individual (“Mr. Loeb"), Third Point Partners LP, a Delaware limited partnership (“Third Point Partners”), and Third Point Partners Qualified LP, a Delaware limited partnership (“Third Point Partners Qualified”, and together with the Management Company, Mr. Loeb and Third Point Partners, the “Reporting Persons”).

The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including, but not limited to, Third Point Partners and Third Point Partners Qualified, the "Funds").  The Management Company and Mr. Loeb may be deemed to have beneficial ownership over shares of Common Stock directly beneficially owned by the Funds, by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

The Reporting Persons are filing this Amendment No. 5 in connection with the acquisition by the Reporting Persons of additional securities of the Issuer. This Amendment No. 5 is being filed to amend Item 3, Item 4, Item 5, Item 6 and Item 7 as follows:

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons in connection with the Rights Offering (as defined in Amendment No. 4) were $8,487,326.40. The source of these funds was the working capital of the Reporting Persons.

Item 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On February 4, 2011, pursuant to the Amended and Restated Rights Offering Letter Agreement (the “A&R ROLA”) among the Reporting Persons, Third Point Loan LLC, an affiliate of the Reporting Persons (“Third Point Loan”), Third Point Advisors, LLC, another affiliate of the Reporting Persons, BioFuel Energy LLC, a subsidiary of the Issuer (the “LLC”), and certain other stockholders of the Issuer, each of which is affiliated with Greenlight Capital, L.L.C. (collectively, “Greenlight”), which was filed by the Issuer as Exhibit 10.30 to the Issuer’s Amendment No. 4 to Registration Statement on Form S-1/A, filed with the Commission on December 16, 2010, the Reporting Persons purchased an aggregate of 15,155,940 shares of Common Stock.

The Reporting Persons acquired the shares of Common Stock for investment purposes. Consistent with the Reporting Persons’ investment purposes, each Reporting Person, at any time and from time to time, may acquire additional securities of the Issuer or dispose of any or all of its securities of the Issuer depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of securities of the Issuer that it may hold at any point in time.

Also, consistent with their investment purposes, the Reporting Persons have engaged in, and intend to continue to engage in, communications with one or more of the Issuer’s stockholders, officers and/or members of the board of directors relating to topics including, but not limited to, the operations of the Issuer.

Of the proceeds of the Rights Offering and the LLC’s concurrent private placement pursuant to the A&R ROLA, approximately $21.5 million was used to repay all indebtedness under the Loan Agreement, dated as of September 25, 2006, by and among the LLC, certain affiliates of the Reporting Persons and certain affiliates of Greenlight (the “Subordinated Debt Loan Agreement”), and approximately $20.3 million was used to repay all indebtedness under the Loan Agreement, dated as of September 24, 2010, by and among the Issuer, Third Point Loan and certain affiliates of Greenlight (the “Bridge Loan Agreement”). Each of the Subordinated Loan Agreement and the Bridge Loan Agreement are described in more detail in the Issuer’s Registration Statement on Form S-1/A, filed with the Commission on December 16, 2010.

Item 5.                      Interest in Securities of the Company.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

As of the date of this Schedule 13D, the Management Company beneficially owns 20,168,716 shares of Common Stock (the “Third Point Shares”). The Third Point Shares represent approximately 22.6% of the Common Stock, based upon the 89,239,331 shares of Common Stock outstanding as of February 8, 2011, based on information provided by the Issuer (the “Reported Share Number”). Except as stated otherwise, the percentages used herein and in the rest of this Schedule 13D are calculated based upon the Reported Share Number.

As of the date of this Schedule 13D, Mr. Loeb beneficially owns 20,959,224 shares of Common Stock, representing approximately 23.5% of the outstanding shares of Common Stock; Third Point Partners beneficially owns 10,398,814 shares of Common Stock, representing approximately 11.7% of the outstanding shares of Common Stock; and Third Point Partners Qualified beneficially owns 6,590,037 shares of Common Stock, representing approximately 7.4% of the outstanding shares of Common Stock. None of the other individual Funds beneficially owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The Management Company has the power to vote and dispose of 20,168,716 shares of Common Stock beneficially owned by it. Mr. Loeb has the power to vote and dispose of 20,959,224 shares of Common Stock beneficially owned by him. Third Point Partners has the power to vote and dispose of 10,398,814 shares of Common Stock beneficially owned by it. Third Point Partners Qualified has the power to vote and dispose of 6,590,037 shares of Common Stock beneficially owned by it.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Management Company and Mr. Loeb, in the Common Stock during the past 60 days, which includes but is not limited to transactions by Third Point Partners and Third Point Partners Qualified. Schedule B hereto sets forth certain information with respect to transactions by Mr. Loeb in the Common Stock during the past 60 days. Schedule C hereto sets forth certain information with respect to transactions by Third Point Partners in the Common Stock during the past 60 days. Schedule D hereto sets forth certain information with respect to transactions by Third Point Partners Qualified in the Common Stock during the past 60 days.

Except as set forth above and on Schedules A, B, C and D, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members. Each of the transactions reported herein represent an acquisition of securities of the Issuer made in connection with the Rights Offering.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 5 is incorporated herein by reference.

Item 7.               Material to be Filed as Exhibits

99.1
Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated January 5, 2009, was previously filed with the SEC on January 7, 2009 as an exhibit to Amendment No. 3 to Schedule 13G filed by Third Point LLC, Daniel S. Loeb, Third Point Offshore Fund, Ltd., Third Point Offshore Master Fund, L.P. and Third Point Advisors II L.L.C. with respect to Depomed, Inc. and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2011

THIRD POINT LLC

By:           Daniel S. Loeb,
Chief Executive Officer

By:     /s/ William Song
Name:       William Song
Title:         Attorney-in-Fact

THIRD POINT PARTNERS LP

By:           Third Point Advisors LLC,
its general partner

By:           Daniel S. Loeb,
Managing Member

By:     /s/ William Song
Name:        William Song
Title:          Attorney-in-Fact

THIRD POINT PARTNERS QUALIFIED LP

By:	Third Point Advisors LLC,
its general partner

By:           Daniel S. Loeb,
Managing Member

By:     /s/ William Song
Name:        William Song
Title:          Attorney-in-Fact

DANIEL S. LOEB

By:     /s/ William Song
Name:        William Song
Title:          Attorney-in-Fact

[SIGNATURE PAGE TO AMENDMENT NO. 5 TO SCHEDULE 13D WITH RESPECT TO
BIOFUEL ENERGY CORP.]

Schedule A

(Transactions by the Funds in Common Stock during the past 60 days)

Date	Transaction	Shares	Price Per Share ($)
2/4/11	Buy	14,589,916	0.56

Schedule B

(Transactions by Mr. Loeb in Common Stock during the past 60 days)

Date	Transaction	Shares	Price Per Share ($)
2/4/11	Buy	566,024	0.56

Schedule C

(Transactions by Third Point Partners in Common Stock during the past 60 days)

Date	Transaction	Shares	Price Per Share ($)
2/4/11	Buy	7,531,032	0.56

Schedule D

(Transactions by Third Point Partners Qualified in Common Stock during the past 60 days)

Date	Transaction	Shares	Price Per Share ($)
2/4/11	Buy	4,782,019	0.56